Exhibit 99.1

N E W S    R E L E A S E

T-Mobile to Offer Siyata’s New Mission Critical Over 5G Cellular Radios for First Responders

BOSTON, Oct. 21, 2024 /PRNewswire/ -- IACP -- Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices, today announced Siyata’s next-generation SD7 Ultra series 5G mission-critical push-to-talk (MCPTT) cellular radio handsets will be available on T-Mobile’s 5G network – the nation’s largest.

Siyata Mobile’s SD7 Ultra series cellular radio handsets will empower public safety officials with reliable nationwide radio communications through T-Mobile’s direct connect platform. In addition to seamless connectivity, users will benefit from innovative applications designed to enhance operational awareness. This technology aims to improve response times and ensure that emergency services can effectively address critical situations, ultimately helping to save lives.

Marc Seelenfreund, CEO of Siyata Mobile, commented, “Our SD7 Ultra series 5G cellular radio handsets represent the next generation of mission critical cellular devices for first responders. Combined with T-Mobile’s powerful 5G network, our cellular radios provide the ultimate solution for first responders who depend upon effective and reliable communication systems.”

About SD7 Ultra and SD7 Ultra S by Siyata Mobile

SD7 Ultra-5G and SD7 Ultra S-5G are powerful and functional rugged Android PTT devices that feature superior sound quality for clear communication while offering the same ruggedness and water resistance as the original SD7. The two high-performance models offer all the benefits of 5G cellular connectivity. The SD7 Ultra S-5G also features a 4” LCD front touchscreen.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”  Visit siyata.net and unidencellular.com to learn more.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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